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SEC Mail Processing Section

FEB 28 2018

Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TIMOTHY PARTNERS, LTD**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 MAITLAND CENTER COMMONS
(No. and Street)

MAITLAND	**FL**	**32751**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY COVERT — **407-644-1986**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

E.B

OATH OR AFFIRMATION

I, TERRY COVERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or TIMOTHY PARTNERS, LTD, as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID L. HART
Notary Public - State of Florida
Commission # FF 219706
My Comm. Expires May 11, 2019
Bonded through National Notary Assn.

Public Notary

Signature

CCO

Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Timothy Partners, LTD

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Timothy Partners, LTD as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Timothy Partners, LTD as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Timothy Partners, LTD's management. Our responsibility is to express an opinion on Timothy Partners, LTD's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Timothy Partners, LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Timothy Partners, LTD's auditor since 2016.

Maitland, Florida

February 24, 2018

TIMOTHY PARTNERS, LTD.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2017

ASSETS	
Cash	$ 572,712
Investment in MCCM, LLC (Related Party)	156,307
Commissions and fees receivable	1,251,422
Other receivables	12,956
Prepaid expenses	97,135
Property and equipment, net of accum depr (363,744)	487,299
Intangible assets, net of accum amort (209,723)	53,651
Deposits	2,200
TOTAL ASSETS	$ 2,633,682
LIABILITIES AND PARTNERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 1,130,435
Total Liabilities	1,130,435
PARTNERS' EQUITY	
Partners' equity	1,503,247
	1,503,247
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,633,682

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Revenue Recognition

Commissions and fees receivable for advisor fees, mutual fund fees, and 12b-1 fees are recorded on a trade-date basis as securities transactions occur.

Receivables and Allowance for Doubtful Accounts

Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in revenues or expenses, respectively.

Fair Value of Financial Instruments

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The Partnership's significant financial instruments are cash and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value due to the short-term nature of these instruments.

Subsequent Events

Subsequent events were evaluated through February 24, 2018, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k)(2)(i) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank. Cash deposits in the bank, at times, exceed federally insured limits. The Partnership has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

The Partnership receives all of its advisor, mutual fund fees and 12b-1 fees revenue from one customer, the Timothy Plan. The Partnership expects to maintain this relationship with the customer. Due to the significance of revenue generated from the Timothy Plan, the Partnership's revenue is almost solely dependent on the market value and sales of the Timothy Family of Funds.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the year ended December 31, 2017.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2017.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2014.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2017, consist of the following:

Due from related company (see Note F)	$ 3,500
Employee advances	9,362
Overpayments to broker/dealers	94
	$ 12,956

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 consists of the following:

Computer equipment	$ 25,219
Office equipment	52,977
Software	6,518
Furniture and fixtures	198,551
Leasehold improvements	567,778
	851,043
Less accumulated depreciation	(363,744)
	$ 487,299

Depreciation expense for the year ended December 31, 2017 is $34,845.

NOTE D – INTANGIBLE ASSETS

Intangible assets at December 31, 2017 consist of the following:

Issue cost of additional classes-B, C and Variable	$ 107,171
Fund and partnership set-up cost	93,637
Merrill Lynch set-up fee	50,000
Custom programming-fund service company	8,166
Trademark and logo costs	4,400
	263,374
Less accumulated amortization	(209,723)
	$ 53,651

Amortization expense for the years ended December 31, 2017 is $11,748.

NOTE E – INVESTMENT IN MCCM, LLC

The Partnership owns a 25% interest in MCCM, LLC. The investment is accounted for using the equity method of accounting. Accordingly, investments are recorded at acquisition cost plus the Partnership's equity in the undistributed earnings or losses of the entity. The Partnership also rents its office space from MCCM, LLC (see Note F).

NOTE F – RELATED PARTY TRANSACTIONS

The Partnership rents its office space from MCCM, LLC, in which the Partnership has an ownership interest (see Note E). The rental lease agreement is for a period of one year, beginning February 1st and ending January 31st. It is renewable annually. Monthly rent payments are $12,343 plus 6.5% sales tax for a total of $13,145 for the lease term February 1, 2016 to January 31, 2017 and February 1, 2017 to January 31, 2018. Total rent and sales tax expense is $157,744 for the year ended December 31, 2017. The company renewed the lease in January, 2018 for another 12 months commencing February, 2018 at a monthly rate of $13,166 plus 6.3% sales tax for a total of $13,995 per month. Future obligations of rent and sales tax for 2018 is $167,066 and January 2019 is $13,995.

The Partnership has a receivable due from a company, which is related through common ownership, of $3,500 as of December 31, 2017 (see Note B). The receivable is non-interest bearing and has no maturity date. The Partnership also had a receivable due from another company related through common ownership, which totaled $28,000. This receivable was determined to be uncollectible and was written off to bad debt expense for the year ended December 31, 2017.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership has research fees expense of $326,057 to this company for the year ended December 31, 2017.

The President of the Partnership is the Chairman and President of the Timothy Plan. He and his immediate family are also the majority shareholders of the Partnership's General Partner. The General Partner owns .2% of the Partnership.

NOTE G – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Partnership has no commitments, contingencies or guarantees for the year ended December 31, 2017.

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Partnership has net capital of $213,231, which is $137,869 in excess of the required net capital of $75,362. The Partnership's ratio of aggregate indebtedness to net capital is 5.30 to 1 at December 31, 2017.

NOTE I - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

In February, 2016, the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for the fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.